Joshua N. Korff To Call Writer Directly: 212 446-4943 jkorff@kirkland.com	Dir. Fax: 212 446-4900

October 5, 2005

VIA EDGAR

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazy Days’ R.V. Center, Inc.
10-K for the Fiscal Year Ended December 31, 2004
File No. 333-118185

Dear Mr. Choi:

On behalf of Lazy Days’ R.V. Center, Inc. (the “Company”), I am writing you in reference to your letter to Charles L. Thibault dated September 26, 2005. Your letter set forth comments to the Company’s financial statements and related disclosures on its Form 10-K for the fiscal year ended December 31, 2004.

In your letter you requested that the Company provide a response within 10 business days of such letter, i.e., October 10, 2005. The Company, together with its auditors is working diligently to prepare a response to your comments. However, because certain of the comments requested detailed historical information and other entity specific balance sheet information, the Company does not believe it will be able to provide you with a complete response on or prior to October 10, 2005.

Accordingly, the Company respectfully requests an extension of five additional business days, i.e., until October 17, 2005 to deliver its response to your comment letter. Please let us know as soon as possible if our request has been denied for any reason.

If you have any questions related to this letter, please contact me at (212) 446-4734.

Sincerely,

/s/ David D. McCusker
David D. McCusker

cc:	Charles L. Thibault
Joshua N. Korff